EXHIBIT 4.2
January 8, 2004

Dr. Moshe Phillip
51 Shimon Ben Tsvi Street
Givataim, Israel

Re: Engagement Offer

We would like to congratulate you on your offer to join the BioLineRx family and wish you a fulfilling and productive work experience.

Below please find our offer for your employment with us. By signing this letter you indicate your acceptance to the offer and thus turn this letter into a binding employment contract between you and us (this "Agreement"). For purposes of convenience, BioLineRx Ltd. will be called in this letter the "Company" or "we" and you will be called the "Employee" or "you".

General
1.            Position. You shall serve in the position described in Exhibit A. In such position you shall report regularly to, and be subject to the direction and control of, the Company's CEO. You shall perform your duties diligently, conscientiously and in furtherance of the Company's best interests. You agree and undertake to inform the Company, immediately after you become aware of it, of any matter that may in any way raise a conflict of interest between yourself and the Company. You shall not receive during your employment by the Company any payment, compensation or benefit from any third party in connection, directly or indirectly, with the execution of your position in the Company. The Company hereby declares its knowledge and acceptance of your employment by third parties and your involvement in research and the academic world (as listed in Exhibit C attached and as amended from time to time in consultation with the Company). The Company is aware that your other employment and activities may impose limitations on your time in the Company's Jerusalem office, subject to specifics outlined below and reflected in Exhibit A attached.

2.            Employment. You will be function as an employee of the Company and a member of its management team.   You shall devote substantial time and attention to the business of the Company taking into consideration the Company's interests and your commitments to other parties and or activities as listed in Exhibit C and as amended from time to time in consultation with the Company.  Recognizing your other commitments, it has been agreed that while you will make best efforts to be available to the Company as needed, your minimum time on site at the Company's facilities in Jerusalem will be as listed in Exhibit A, unless otherwise agreed by the Company or dictated by work requirements (e.g., out of office meetings, travel, etc.).  The Company confirms that except as required by specific high level meetings (e.g., Board of Directors) you will be unavailable to the Company on Wednesdays. You confirm and declare that your position is one that requires a special measure of personal trust and loyalty. Accordingly, the provisions of the Hours of Work and Rest Law-1951 shall not apply to you and you shall not be entitled to any compensation for working more than the maximum number of hours per week set forth in said law or any other applicable law.

3.            Location. You shall perform your duties hereunder at the Company's facilities in Israel agreed above and as detailed in Exhibit A, but you understand and agree that your position may involve significant domestic and international travel. In light of your commitments to other parties and or activities, such travel shall require your consent.

4.            Employee's Representations and Warranties. You represent and warrant that the execution and delivery of this Agreement and the fulfillment of all its terms: (i) will not constitute a default under or conflict with any agreement or other instrument to which you are a party to or by which you are bound; and (ii) to the best of your knowledge do not require the consent of any person or entity. Where approvals are required, you hereby warrant that such approvals shall be received in writing and shared with the Company.  Further, with respect to any past engagement you may have had with third parties and with respect to any engagement you may have with any third party during the term of your engagement with the Company (for purposes hereof, such third parties shall be referred to as "Other Employers"), you represent, warrant and undertake that: (a) your engagement with the Company is and/or will not be in breach of your undertakings towards Other Employers, and (b) you will not disclose to the Company, or use, in provision of any services to the Company, any proprietary or confidential information belonging to any Other Employers.

Term of Employment
5.            Term. Your employment by the Company shall be deemed to have commenced on the date set forth in Exhibit A (the "Commencement Date") and shall continue until it is terminated pursuant to the terms set forth herein.

6.            Termination at Will. Either party may terminate the employment relationship hereunder at any time by giving the other party a written notice (the “Notice Period”). The employment relations shall be terminated immediately upon receiving such notice

7.            Termination for Cause.  In the event of a termination for Cause by the Company (as defined below), the Company may immediately terminate the employment relationship effective as of the time of the notice of same.  “Cause by Company”, means (a) a serious breach of trust including but not limited to theft, embezzlement, self-dealing, prohibited disclosure to unauthorized persons or entities of confidential or proprietary information of or relating to Company and the engaging by yourself in any prohibited business competitive to the business of the Company; or (b) any willful failure to perform any of your fundamental functions or duties hereunder, which was not cured within thirty (30) days after receipt by you of written notice thereof, or (c) other cause justifying termination or dismissal without severance payment under applicable law.

8.            Notice Period; End of Relations.  You shall assist the Company with the integration into the Company of the person who will assume your responsibilities

Covenants
9.            Proprietary Information; Confidentiality and Non-Competition. By executing this letter you confirm and agree to the provisions of the Company's Proprietary Information, Confidentiality and Non-Competition Agreement attached in Exhibit B hereto.

Salary; Insurance; Advanced Study Fund
10.         Salary. The Company shall pay to you as compensation for the employment services, an aggregate monthly compensation in the amount set forth in Exhibit A (the "Salary"). Except as specifically set forth herein, the Salary includes any and all payments to which you are entitled from the Company hereunder and under any applicable law, regulation or agreement. The Salary includes any and all reimbursement of daily travel costs to which you are entitled under applicable law, and any and all other payments to which you are entitled from the Company hereunder and under any applicable law, regulation or agreement.  Your Salary and other terms of employment may be reviewed and updated, from time to time by the Company's management, at its discretion.  The Salary is to be paid to you no later then the 5th day of each calendar month after the month for which the Salary is paid after deduction of applicable taxes and the like payments.

11.          Insurance and Social Benefits. The Company will insure you under an "Manager's Insurance Scheme" to be selected by the Company in coordination with you; or if so requested by you under your existing "Manager's Insurance Scheme" (the "Insurance Scheme") as follows: (i) the Company will pay an amount equal to 5% of the Salary towards a fund for life insurance and pension, and shall deduct 5% from the Salary and pay such amount towards the Insurance Scheme for your benefit; (ii) the Company will pay an amount of up to 2.5% of the Salary towards a fund for the event of loss of working ability (Ovdan Kosher Avoda); and (iii) the Company will pay an amount equal to 8 1/3% of the Salary towards a fund for severance compensation. It is agreed that in case of termination of your employment under any  circumstances other than For Cause by law, the Company shall have released to you the Insurance scheme including that portion of the Insurance Scheme paid towards a fund for severance compensation (sub-clause (iii) above), and the same shall constitute as part of the severance compensation to which you are entitled. The Company shall sign an automatic transfer deed waiving any right to withhold or prevent the transfer of the ownership of the Insurance Scheme to you other than for cause by law.
The Company together with you will maintain an advanced study fund (Keren Hishtalmut Fund) such that you and the Company shall contribute to such fund an amount equal to 2.5% and 7.5%, respectively. Your aforementioned contribution is to be transferred to such fund by the Company from each monthly Salary payment. ..

Additional Benefits
12.          Expenses. The Company will reimburse you for pre approved by your superior, business expenses borne by you, in accordance with the Company’s policies as determined by the Company from time to time. As a condition to reimbursement, you shall be required to provide the Company with all invoices, receipts and other evidence of expenditure as may be reasonably required by the Company from time to time.

12.1 Professional Literature, Conferences. You shall be entitled to participate in professional conferences and to purchase professional literature on the Company's expense at with prior approval of Company management.
13.          Vacation. You shall be entitled to that number of vacation days per year as set forth in Exhibit A, and the use of said vacation days will be coordinated with the Company. In the event that the demands of your activities preclude or limit your ability to actually use such vacation days in any year, you shall be entitled to the balance of the unused vacation only in the next succeeding year or, if unable to take the balance in that next succeeding year, to receive an amount equal to the rate of Salary then applicable to the vacation time not taken during such year.

14.          Sick Leave; Recreation Pay. You shall be entitled to sick leave and Recreation Pay (Dmei Havra'a) pursuant to applicable law.

15.          Options., you shall be granted options to purchase 160,000 Ordinary Shares par value NIS 0.01 each of the Company to be granted pursuant to, and in accordance with, the terms and conditions of a share option plan adopted by the Company (the "Options").The options shall be purchased in an exercise price of $0.01 per share (Exercise Price) The Options shall be subject to vesting over a period of 4 (four) years as follows:  25% (twenty five percent) of the Options shall be deemed vested at the end of 12 (twelve) months from the Commencement Date, and the remaining 75% (seventy five percent) of the Options shall vest in twelve (12) equal quarterly installments, with eight percent and one third of a percent (8.333%) of such amount of the remaining Options vesting at the end of every three months for a period of three years (the entire four-year period shall be referred to as the "Vesting Period"). Upon termination of this Agreement for any reason all of the then unvested Options shall expire immediately and/or may than be re-granted by the Company to any person or entity at its discretion. For avoidance of doubt, it is clarified that nothing in this Agreement shall be deemed as an undertaking of the Company to retain your services for any minimum period.

Notwithstanding the aforesaid, it is agreed that in the event of death of or permanent severe disability that no longer enables you to reasonably work, 50% (fifty percent) all the Options then still subject to vesting shall be deemed fully vested. The above referred to number of shares assumes completion of a 1:20 split of the share capital of the Company.

16.          Automobile. For purposes of performance of your duties and tasks, the Company shall make available to you a leased automobile, of a type 3 (e.g., Mazda 6 2.0 liter) (the “Leased Car”). The Company shall bear and pay for the cost of fuel, maintenance and repairs, and any insurance deductibles for the Leased Car. You shall be liable for paying any parking and/or traffic fines received in connection herewith, and for indemnification of the Company in case of negligent use of the Leased Car and/or use of the Leased Car not in accordance with the Company's applicable policies. For the avoidance of doubt, you agree and confirm that the cost of the leasing and/or the cost of the use of the Leased Car shall not constitute a component of your Salary, including with regard to social benefits and/or any other right to which you are entitled by virtue of this Agreement or under law. The Leased Car will remain in the Company's ownership, and will be returned to the Company by you upon termination of your employment with the Company for any reason at the end of the Notice Period.

Miscellaneous
17.          The laws of the State of Israel shall apply to this Agreement and the sole and exclusive place of jurisdiction in any matter arising out of or in connection with this Agreement shall be the Tel-Aviv Regional Labor Court; the provisions of this letter are in lieu of the provisions of any collective bargaining agreement, and therefore, no collective bargaining agreement shall apply with respect to the relationship between the parties hereto (subject to the applicable provisions of law); no failure, delay of forbearance of either party in exercising any power or right hereunder shall in any way restrict or diminish such party's rights and powers under this Agreement, or operate as a waiver of any breach or nonperformance by either party of any terms of conditions hereof; in the event it shall be determined under any applicable law that a certain provision set forth in this Agreement is invalid or unenforceable, such determination shall not affect the remaining provisions of this Agreement unless the business purpose of this Agreement is substantially frustrated thereby; this Agreement constitutes the entire understanding and agreement between the parties hereto, supersedes any and all prior discussions, agreements and correspondence with regard to the subject matter hereof, and may not be amended, modified or supplemented in any respect, except by a subsequent writing executed by both parties hereto; you acknowledge and confirm that all terms of your employment are personal and confidential, and undertake to keep such term in confidence and refrain from disclosing such terms to any third party.
18.          Advertisement. The company is aware to the importance of your reputation and status. The company shall use your name responsibly in the Company's official or unofficial publication or prints consulting with you in advance. Not derogating from the above, you hereby confirm that your title as listed in Exhibit A has been reviewed and approved by you, and will be reflected on your business card and Company literature and website.

Please indicate your acceptance to the terms of this letter by signing and dating them and returning a counterpart hereof to us. The Company’s signature on this letter will bind the Company only if coupled with your signature.

Sincerely yours,

/s/ Morris Laster
BioLineRx Ltd.
By: Morris Laster

I, the undersigned, Moshe Phillip, hereby agree to all terms of this letter, and in witness hereof have signed this letter on this date of January 13, 2004.

Signature:	/s/ Moshe Phillip

Exhibit A
To Personal Employment Agreement by and between BioLineRx Ltd.
and the Employee whose name is set forth herein

1.	Name of Employee:	Dr. Moshe Phillip

2.	ID No. of Employee:	52590908

3.	Address of Employee:	51 Shimon Ben Tsvi Street, Givataim, Israel

4.	Position in the Company:	Vice President of Medical Affairs, Senior Medical Advisor

5.	Commencement Date:	7.1.04

6.	Salary:	USD 10,000 (Gross) paid in NIS

7.	Vacation Days Per Year:	20 days

8.	Working Days in Jerusalem at BioLineRx Offices	Sunday afternoon, all day Tuesday (except for miluim service requirements), Thursday afternoon, and as required Monday afternoon.

Exhibit B
To Personal Employment Agreement by and between BioLineRx Ltd.
and the Employee whose name is set forth herein

Name of Employee:	Dr. Moshe Phillip

ID No. of Employee:	52590908

1.            General
All the capitalized terms herein shall have the meanings ascribed to them in the Letter of Agreement to which this Exhibit is attached (the "Agreement"). For purposes of any undertaking of the Employee toward the Company, the term Company shall include all subsidiaries and affiliates of the Company that the employee had been exposed to their activities.

The Employee's obligations and representations and the Company's rights under this Exhibit shall apply as of the Commencement Date of the employment relationship between the Company and the Employee, and as of the first time the Employee became engaged with Company, regardless of the date of execution of the Agreement.

2.            Confidentiality; Proprietary Information
2.1           "Proprietary Information" means confidential and proprietary information concerning the business and financial activities of the Company, including patents, patent applications, trademarks, copyrights and other intellectual property, and information relating to the same, technologies and products (actual or planned), know how, inventions, research and development activities, trade secrets and industrial secrets, and also confidential commercial information such as investments, investors, employees, customers, suppliers, marketing plans, etc., all the above - whether documentary, written, oral or computer generated. Proprietary Information shall also include information of the same nature which the Company may obtain or receive from third parties.

2.2.           Proprietary Information shall be deemed to include any and all proprietary information disclosed by or on behalf of the Company and irrespective of form but excluding information that (i) was known to Employee prior to Employee's association with the Company and can be so proven; (ii) is or shall become part of the public knowledge except as a result of the breach of the Agreement or this Exhibit by the Employee; (iii) reflects general skills and experience gained during Employee's engagement by the Company; or (iv) reflects information and data generally known in the industries or trades in which the Company operates (v) reflects information and data that shall become part of the employee's knowledge as a result of the employee's other employers, academic status and/or employees individual research without breach of this Exhibit or Agreement .

2.3.           Employee recognizes that the Company received and will receive confidential or proprietary information from third parties, subject to a duty on the Company's part to maintain the confidentiality of such information and to use it only for certain limited purposes. In connection with such duties, such information shall be deemed Proprietary Information hereunder, mutatis mutandis..

2.4           Employee agrees that all Proprietary Information, and patents, trademarks, copyrights and other intellectual property and ownership rights in connection therewith shall be the sole property of the Company and its assigns. At all times, both during Employee's engagement by the Company and after Employee's termination, Employee will keep in confidence and trust all Proprietary Information, and the Employee will not use or disclose any Proprietary Information or anything relating to it without the written consent of the Company, except as may be necessary in the ordinary course of performing Employee's duties under the Agreement. For the avoidance of all doubts, the employee shall be the sole owner of any Proprietary Information, and patents, trademarks, copyrights and other intellectual property that were created or invented by him not as a result of his employment with the Company and without breach of this Exhibit or Agreement.

2.5.           Upon termination of Employee's employment with the Company, Employee will promptly deliver to the Company all documents and materials of any nature pertaining to Employee's work with the Company, and will not take with Employee any documents or materials or copies thereof containing any Proprietary Information.

2.6.           Employee's undertakings set forth in this Section 2 shall remain in full force and effect after termination of this Agreement or any renewal thereof.

3.           Disclosure and Assignment of Inventions
3.1.           "Inventions" means any and all inventions, improvements, designs, concepts, techniques, methods, systems, processes, know how, computer software programs, databases, mask works and trade secrets, whether or not patentable, copyrightable or protectible as trade secrets; "Company Inventions" means any Inventions that are made or conceived or first reduced to practice or created by Employee, whether alone or jointly with others, during the period of Employee's employment with the Company, and which: (i) are developed using equipment, supplies, facilities or Proprietary Information of the Company, (ii) result from work performed by Employee for the Company,
3.2.           Employee undertakes and covenants that Employee will promptly disclose in confidence to the Company all Inventions deemed as Company Inventions.

3.3.           Employee hereby irrevocably transfers and assigns to the Company all worldwide patents, patent applications, copyrights, mask works, trade secrets and other intellectual property rights in any Company Invention, and any and all moral rights that Employee may have in or with respect to any Company Invention.

3.4.           Employee agrees to assist the Company, at the Company's expense, in every proper way to obtain for the Company and enforce patents, copyrights, mask work rights, and other legal protections for the Company Inventions in any and all countries. Employee will execute any documents that the Company may reasonably request for use in obtaining or enforcing such patents, copyrights, mask work rights, trade secrets and other legal protections. Such obligation shall continue beyond the termination of Employee's employment with the Company. Employee hereby irrevocably designates and appoints the Company and its authorized officers and agents as Employee's agent and attorney in fact, coupled with an interest to act for and on Employee's behalf and in Employee's stead to execute and file any document needed to apply for or prosecute any patent, copyright, trademark, trade secret, any applications regarding same or any other right or protection relating to any Proprietary Information (including Company Inventions), and to do all other lawfully permitted acts to further the prosecution and issuance of patents, copyrights, trademarks, trade secrets or any other right or protection relating to any Proprietary Information (including Company Inventions), with the same legal force and effect as if executed by Employee himself.

4.           Non-Competition
4.1.           In consideration of Employee's terms of employment, which include special compensation for Employee's undertakings under this Section 4, and in order to enable the Company to effectively protect its Proprietary Information, Employee agrees and undertakes that unless expressly approved in writing by the Company, he will not, so long as he is employed by the Company and for a period of twelve (9) months following termination of his employment for whatever reason, directly or indirectly, be engaged in, or employed by, any business or venture that is engaged in activities competing directly with the Company and its business activities in which Employee was involved,; provided, however, that Employee may own securities of any corporation which is engaged in such business and is publicly owned and traded but in an amount not to exceed at any one time one percent (1%) of any class of stock or securities of such corporation, and so long as Employee has no active role in such corporation as director, employee, consultant or otherwise, unless expressly approved in writing by the Company. For avoidance of doubts, the Employee shall be permited and able to be engaged in the drug development field as long as it doesn't compete directly with the drugs the Company has been involved in at the time of the termination of the employment.
4.2.           Employee agrees and undertakes that during the period of Employee's employment and for a period of twelve (12) months following termination of his employment for whatever reason, Employee will not, directly or indirectly, including personally or in any business in which Employee may be an officer, director or shareholder, solicit for employment any person who is employed by the Company, or retained by the Company as a consultant, advisor or the like service provider (collectively, "Consultant"), if such Consultant is prevented thereby from continuing to render its services to the Company, on the date of such termination or during the preceding twelve (12) months.

5.           Reasonableness of Protective Covenants
Insofar as the protective covenants set forth in this Agreement are concerned, Employee specifically acknowledges, stipulates and agrees as follows: (i) the protective covenants are reasonable and necessary to protect the goodwill, property and Proprietary Information of the Company, and the operations and business of Company; and (ii) the time duration of the protective covenants is reasonable and necessary to protect the goodwill and the operations and business of Company, and does not impose a greater restrain than is necessary to protect the goodwill or other business interests of Company. Nevertheless, if any of the restrictions set forth in this Exhibit is found by a court having jurisdiction to be unreasonable or overly-broad as to geographic area, scope or time or to be otherwise unenforceable, the parties intend for the restrictions set forth in this Exhibit to be reformed, modified and redefined by such court so as to be reasonable and enforceable and, as so modified by such court, to be fully enforced.

6.           Intent of Parties
Employee recognizes and agrees that: (i) this Exhibit is necessary and essential to protect the business of Company and to realize and derive all the benefits, rights and expectations of conducting Company’s business; (ii) the area and duration of the protective covenants contained herein are in all things reasonable; and (iii) good and valuable consideration exists under the Agreement, for Employee's agreement to be bound by the provisions of this Exhibit.

Exhibit A
To Personal Employment Agreement by and between BioLineRx Ltd.
and the Employee whose name is set forth herein

1.	Name of Employee:	Dr. Moshe Phillip

2.	ID No. of Employee:	52590908

List of current Employement, Consulting, and other Commitements:

*Director institute of pediatric endocrinology and diabetes and vice dean of medical school – head of the school of continuing medical education. Private consultant in Ped. Endocrinology.

*Consultant to Dikla, Reshet Rofim, Mushlam, IMA-(workshops organizing group).
*Consultant to Nilimed – (insulin pump)
*Consultant to Transfarma (transdermal delivery of hormones)